SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 December 2019

Prudential appoints new Non-Executive Director

Prudential plc ("Prudential") announces the appointment of Jeremy Anderson as a Non-Executive Director and a member of its Risk and Audit committees. He will join the Board on 1 January 2020.

Mr Anderson has substantial leadership experience in financial services in the UK, Asia and the US, and has advised international companies on audit and risk management for more than 30 years. He is currently a Non-Executive Director of UBS Group AG and Chairman of its Audit Committee.

Paul Manduca, Chairman of Prudential, said: "Jeremy Anderson's distinguished career has given him considerable expertise in international financial services, particularly in audit and risk management. I am delighted that he is joining the Board."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0) 20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0) 20 3977 9215

Notes to Editors:

About Jeremy David Bruce Anderson CBE
Jeremy Anderson started his career as a software developer at Triad Computing Systems in 1980 before joining KPMG Consulting UK in 1985. He became Chief Executive Officer in 2001 and was appointed Head of UK Operations at Atos Origin and a member of the Management Board of Atos Origin SA in 2002. Mr Anderson became Head of Financial Services at KPMG UK in 2004, KPMG's Head of Financial Services, Europe in 2006 and Head of Clients & Markets in 2008. He served as KPMG's Chairman of Global Financial Services between 2010 and 2017. He was a Non-Executive Director of the UK Commission for Employment and Skills between 2008 and 2016 and was appointed as a Non-Executive Director and Chairman of the Audit Committee of UBS Group AG in 2018. Mr Anderson is a member of the Advisory Board of the Productivity Leadership Group and Chairman of the Council of Oak Hill College. He holds a degree in economics from University College London and was appointed a CBE for services to industry in 2005. Age 61.

Shareholding
Mr Anderson holds no interest in any shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-Executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Mr Anderson's annual fee at appointment will consist of a basic fee of £99,000 and additional fees of £30,000 for membership of each of the Risk and Audit committees.

Regulatory disclosures
Mr Anderson is considered to be independent for the purposes of the UK Corporate Governance Code and under the Hong Kong Listing Rules.

Mr Anderson will also join the Board of Prudential Corporation Asia Limited, a wholly-owned subsidiary of Prudential, on 1 January 2020.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 December 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary